                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 5)
                                (FINAL AMENDMENT)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)

                          Century Properties Fund XVII
                          -----------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


Transaction valuation*                                     Amount of filing fee
----------------------                                     --------------------
$10,299,897                                                $2,060

* For purposes of calculating the fee only. This amount assumes the purchase of 33,333 units of limited partnership interest of the subject partnership for $309 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,060             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed: July 26, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  --

8.       SHARED VOTING POWER

                  12,395.5 Units

9.       SOLE DISPOSITIVE POWER

                  --

10.      SHARED DISPOSITIVE POWER

                  12,395.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  12,395.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 16.53%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  --

8.       SHARED VOTING POWER

                  12,395.5 Units

9.       SOLE DISPOSITIVE POWER

                  --

10.      SHARED DISPOSITIVE POWER

                  12,395.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  12,395.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 16.53%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  --

8.       SHARED VOTING POWER

                  38,229 Units

9.       SOLE DISPOSITIVE POWER

                  --

10.      SHARED DISPOSITIVE POWER

                  38,229 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  38,229 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 50.97%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  --

8.       SHARED VOTING POWER

                  25,833.50 Units

9.       SOLE DISPOSITIVE POWER

                  --

10.      SHARED DISPOSITIVE POWER

                  25,833.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  25,833.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 34.44%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  --

8.       SHARED VOTING POWER

                  25,833.50 Units

9.       SOLE DISPOSITIVE POWER

                  --

10.      SHARED DISPOSITIVE POWER

                  25,833.50 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  25,833.50 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 34.44%

14.      TYPE OF REPORTING PERSON

                  CO

                   AMENDMENT NO. 5 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 24 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 5 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XVII (the "Partnership"); and (b) Amendment No. 24 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 29, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC") and Andrew L. Farkas,
(ii) Amendment No. 2, filed with the Commission on February 26, 1996, by Insignia, IFGP, NPI, Riverside, Commercial, IPC and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 15, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on August 28, 1997, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 11, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by IPLP Acquisition, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on June 9, 1999, by IPLP Acquisition, AIMCO/IPT, Inc.("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 8, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 30, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on October 25, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvi) Amendment No. 16, filed with the Commission on November 23, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvii) Amendment No. 17, dated December 16, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xviii) Amendment No. 18, dated January 10, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xix) Amendment No. 19, dated July 24, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xx) Amendment No. 20, dated August 9, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxii) Amendment No. 22, dated September 1, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxi)

Amendment No. 21, dated August 22, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO and (xxii) Amendment No. 21, dated September 18, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 8.  Interest in Securities of the Subject Company.

         At 5:00 p.m., New York time, on Thursday, September 28, 2000, the offer expired pursuant to its terms. A total of 936 Units, representing approximately 1.2% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $309 per Unit.


         Since July 1, 2000, AIMCO OP has purchased in privately negotiated transactions or through the facilities of the American Partnership Board, the following Units in the Partnership:


         DATE          NUMBER OF UNITS            SALE  PRICE PER UNIT
         ----          ---------------            --------------------
         7/15                    48                 $438.84
         9/29                    62                  (1)
         9/29                    31                  (2)



----------

(1) The 62 Units were purchased as part of a group purchase of 3,507.65 units in various partnerships for an aggregate price of $950,000.

(2) The 31 Units were purchased as part of a group purchase of 23,298.85 units in various partnerships for an aggregate price of $8,600,000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 18, 2000
                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                                   (General Partner)

                                          By: /s/ Patrick J. Foye
                                             -----------------------------------
                                                Executive Vice President

                                          AIMCO/IPT, INC.

                                          By: /s/ Patrick J. Foye
                                             -----------------------------------

                                          INSIGNIA PROPERTIES, L.P.

                                          By: AIMCO/IPT, INC.
                                                   (General Partner)

                                          By: /s/ Patrick J. Foye
                                             -----------------------------------
                                                Executive Vice President

                                          AIMCO-GP, INC.

                                          By: /s/ Patrick J. Foye
                                             -----------------------------------
                                                Executive Vice President

                                          APARTMENT INVESTMENT
                                          AND MANAGEMENT COMPANY

                                          By: /s/ Patrick J. Foye
                                             -----------------------------------
                                                Executive Vice President